UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

[redacted]

08027054

Washington, DC 103

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8- 47248

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MONUMENT GROUP, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 BOYLSTON ST., SUITE 1650
(No. and Street)

BOSTON (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TERESA H. KINSELLA 617 423-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOWIZRAL, PAUL J.
(Name – *if individual, state last, first, middle name*)

97 LOWELL RD. (Address) CONCORD (City) MA (State) 01742 (Zip Code)

PROCESSED
MAR 10 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 28 2008
Washington, DC 103

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JOHN M. MCLAREN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MONUMENT GROUP, INC., as of FEB. 25, 2008, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John M McLaren
Signature

PRESIDENT
Title

Nadine L. Rodney Conway
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONUMENT GROUP, INC.

CONSOLIDATED AUDITED FINANCIAL STATEMENTS, SUPPLEMENTAL INFORMATION AND SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS

December 31, 2007

MONUMENT GROUP, INC.
CONSOLIDATED AUDITED FINANCIAL STATEMENTS,
SUPPLEMENTAL INFORMATION AND SUPPLEMENTAL
REPORT OF INDEPENDENT AUDITORS

December 31, 2007

CONTENTS

C & S

COLLARD & SOWIZRAL, P.C.
Certified Public Accountants

Normand P. Collard, CPA, MST
Paul J. Sowizral, CPA, MST

97 Lowell Road, Concord, MA 01742 Tel 978-371-7448, FAX 978-371-0038

Report of Independent Auditors

To the Board of Directors and Stockholders
Monument Group, Inc.

We have audited the accompanying consolidated statement of financial condition of Monument Group, Inc. as of December 31, 2007 and the related consolidated statements of income and comprehensive income, changes in equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Monument Group, Inc. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information for Monument Group, Inc., listed as supplemental information in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Collard & Sowizral, P.C.

Concord, Massachusetts
February 25, 2008

MONUMENT GROUP, INC.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS		
Cash and cash equivalents	$	3,504,825
Placement and consulting fees receivable		27,569,126
Reimbursable expenses and other receivables		179,724
Prepaid expenses		482,161
Fixed assets, net of accumulated depreciation of $527,196		444,295
Other assets		6,489,439
Total Assets	$	38,669,570
LIABILITIES		
Accounts payable	$	113,527
Accrued expenses		221,167
Notes payable		64,481
Total Liabilities		399,175
EQUITY		
Controlling interest in equity		
Common stock, $.01 par value, 10,000 shares authorized, 7,500 shares issued and outstanding		75
Additional paid in capital		14,925
Retained earnings		314,297
Noncontrolling interest in equity		37,823,829
Accumulated other comprehensive income		117,269
Total Equity		38,270,395
Total Liabilities and Equity	$	38,669,570

The accompanying notes are an integral part of the financial statements.

MONUMENT GROUP, INC.
CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

Year Ended December 31, 2007

REVENUES		
Private placement fees	$	11,133,563
Consulting		574,124
Investment income		10,842,090
Foreign exchange transaction gain		137,399
Total Revenues		22,687,176
EXPENSES		
Employee compensation and benefits		6,636,174
Other personnel expenses		115,387
Consulting fees		1,004,800
Marketing		163,272
Occupancy and equipment		590,257
General and administration		681,372
Travel		528,287
Depreciation and amortization		147,441
Donations		5,890
Professional expenses		210,408
Investment expenses		350,000
NASD and other registration expenses		83,397
Taxes and other		39,702
Total Expenses		10,556,387
NET INCOME FROM OPERATIONS		12,130,789
OTHER COMPREHENSIVE INCOME		
Foreign currency translation gain		37,671
Unrealized gain on marketable securities		68,413
Total other comprehensive income		106,084
COMPREHENSIVE NET INCOME		12,236,873
Less net income of non-controlling entity		12,157,488
NET INCOME OF PRIMARY BENEFICIARY	$	79,385

The accompanying notes are an integral part of the financial statements.

MONUMENT GROUP, INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Year Ended December 31, 2007

	Controlling Interest in Equity			Non controlling	Accumulated Other	
	Common Stock	Capital Surplus	Retained Earnings	Interest In Equity	Comprehensive Gain(Loss)	Total
Equity at December 31, 2006 - as originally stated	$ 75	$ 14,925	$ 364,325	$ 36,625,498	$ 11,106	$ 37,015,929
Correction of an error (Note 11):						
Impact on income	-	-	-	8,118,111	79	8,118,190
Impact on distribution of capital	-	-	-	(2,735)	-	(2,735)
Equity at December 31, 2006 - as restated	75	14,925	364,325	44,740,874	11,185	45,131,384
Income	-	-	10,972	12,119,817	106,084	12, 236,873
Distribution of capital	-	-	(61,000)	(19,036,862)	-	(19,097,862)
Equity December 31, 2007	$ 75	$ 14,925	$ 314,297	$ 37,823,829	$ 117,269	$ 38,270,395

The accompanying notes are an integral part of the financial statements.

MONUMENT GROUP, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Comprehensive Income	$	12,236,873
Depreciation and amortization		147,441
Distributions receivable from investment entities		(6,047,315)
Unrealized gain on marketable securities		(68,413)
Gain on sale of investment entity		(4,808)
Changes in assets and liabilities:		
Fees receivable		5,936,025
Reimbursed expenses and other receivables		(77,451)
Prepaid expense		(17,613)
Accounts payable		(30,964)
Accrued expenses		45,039
NET CASH PROVIDED BY OPERATING ACTIVITIES		12,118,814
CASH FLOWS FROM INVESTING ACTIVITIES		
Distributions from investment entities		8,185,005
Proceeds from sale of investment entity		10,000
Contributions paid to investment entities		(3,140)
Purchase of fixed assets		(217,872)
Reinvest investment income		(5,316)
NET CASH PROVIDED BY INVESTING ACTIVITIES		7,968,677
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution of capital		(19,097,862)
NET CASH USED BY FINANCING ACTIVITIES		(19,097,862)
NET INCREASE IN CASH AND CASH EQUIVALENTS		989,629
CASH AND CASH EQUIVALENTS-BEGINNING		2,515,196
CASH AND CASH EQUIVALENTS-ENDING	$	3,504,825

The accompanying notes are an integral part of the financial statements.

(1) BACKGROUND AND BASIS OF PRESENTATION

Monument Group, Inc. (the Company) was formed on March 31, 1994 as a Delaware corporation and commenced operations on July 15, 1994. The Company is engaged generally in the business of placing private securities with institutional investors. As disclosed in previous financial statements, the stockholders of Monument Group, Inc. are also the majority stockholders of Monument Group, L.P. Monument Group, Inc.'s stockholders established Monument Group, L.P. on April 14, 1994 to provide management services required by Monument Group, Inc., and to provide financial consulting services to the investing community. Monument Group (UK), Ltd was formed in July 2005 and is wholly owned by Monument Group, L.P. Monument Group (UK), Ltd is engaged generally in the business of placing private securities with institutional investors with a primary focus in Europe.

The Company is the primary beneficiary of Monument Group, L.P., which qualifies as a variable interest entity under FASB Interpretation 46, "Consolidation of Variable Interest Entities (FIN 46). Accordingly, the assets, liabilities, revenues and expenses of Monument Group, LP and Monument Group (UK), Ltd have been included in the accompanying consolidated financial statements. As of December 31, 2007 and for the year then ended, Monument Group, L.P. and Monument Group (UK), Ltd had assets of $38,708,558 and liabilities of $791,497. Creditors and beneficial holders of Monument Group, L.P. and Monument Group (UK), Ltd have no recourse to the assets or general credit of the Company.

Monument Group, Inc., Consolidated (the Organization) includes the accounts of Monument Group, Inc., Monument Group, L.P. and Monument Group (UK), Ltd. as they are commonly controlled by the same majority shareholders and general partner. All significant inter-company accounts and transactions have been eliminated.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements reflect the application of certain significant accounting policies as described below.

(a) Cash Equivalents

The Organization considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents. Cash equivalents include investments in money market accounts.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Revenue Recognition

Monument Group, Inc. earns fees from their customers for the sale of private placement securities to institutional investors. Cash flows representing the fees earned are received over future periods and are recorded at their net present value discounted at an estimated incremental borrowing rate at the time the sale transaction closed.

(c) Income Taxes

Monument Group, Inc. and its stockholders have elected to be treated as a Sub-Chapter S Corporation under the provisions of the Internal Revenue Code, which provides that, in lieu of federal and certain state corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. Monument Group, LP is treated as a partnership for federal and state income tax purposes so that the tax effects of the partnership are passed on to the partners. Accordingly, no provision or liability for federal and certain state income taxes is presented in these financial statements for Monument Group, LP. Current income taxes are based on taxable income for the fiscal year for Monument Group, (UK) Ltd as measured by current tax provisions. See Note 10.

(d) Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(e) Fair Value of Financial Instruments

The carrying amounts of all financial instruments in the accompanying statement of financial condition approximate their fair value.

(f) Concentration of Credit Risk

Financial instruments which potentially subject the Organization to concentrations of credit risk consist principally of cash balances maintained in high quality financial institutions which at times exceed the federally insured limit. At December 31, 2007, the balance in excess of federally insured limits was $2,616,422. In addition, the Organization has operations in the United Kingdom which could be subject to disruptions in that country.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Other Assets

Other assets consist of deposits, investments in securities and interests in limited partnerships and limited liability companies. Investments in securities are reported at fair value, unrealized gains and losses are reported as other comprehensive income. Interests in limited partnerships are accounted for at cost as individual holdings represent a less than 20% interest in the partnership. Cost is reduced for permanent declines in value and dividends are recorded as income when received. At December 31, 2007, securities with a cost of $67,900 and an unrealized gain of $115,213 were included in other assets.

(h) Advertising

All advertising costs are expenses as incurred.

(i)Fixed Assets

Fixed assets consist of leasehold improvements and various items of furniture, computers and other office equipment that are recorded at cost. The Organization depreciates the improvements and equipment over its estimated useful life using accelerated methods. The estimated useful life for equipment and furniture range from 3 to 7 years; the estimated useful life for leasehold improvements is 10 years. Depreciation expense in 2007 was $147,441. Major classes of fixed assets are as follows:

Equipment and furniture	$	653,920
Leasehold improvements		317,571
		971,491
Less accumulated depreciation		(527,196)
	$	444,295

(3) RESTRICTED CASH

Other assets include a certificate of deposit in the amount of $125,000 that is pledged as collateral under a security agreement with a bank. The security agreement is required to support an irrevocable letter of credit in the same amount required to be established under a lease agreement.

MONUMENT GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

(4) NET CAPITAL REQUIREMENTS

Monument Group, Inc is subject to the Security and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $243,851, which was $238,851 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.1199 to 1. In addition, the Company has informally agreed with the NASD that it will maintain minimum net capital of $15,000.

(5) COMMITMENTS

The Organization leases office locations under operating leases which provide for base rent and payment of the lessees pro rata share of common area maintenance expenses and real estate taxes. The Organization also leases office equipment under a five year operating lease. Rent and related expenses paid under the leases amounted to $605,620 for the period ended December 31, 2007.

The future minimum payments under the operating leases are as follows:

Twelve months ended December 31,		Total Commitment
2008	$	445,656
2009		448,043
2010		448,043
2011		448,043
2012		452,818
	$	2,242,603

(6) RETIREMENT PLAN

Monument Group, LP maintains a profit sharing plan for the benefit of substantially all its employees. Contributions to the plan are at the discretion of the Organization. Contributions to the plan for 2007 were $479,540.

(7) NOTES PAYABLE

The Organization entered into various notes payable with one of the investment partnerships whereby cash was loaned to the Organization. The notes bear no stated or required imputed interest and are to be repaid by offsetting future capital contributions to or distributions from the investment partnership. The notes are payable on demand or in any event no later than the dissolution of the investment partnership.

(8) PLACEMENT FEE RECEIVABLE

The Organization receives placement fees which are paid over various terms usually exceeding one year. Some transactions do not bear interest. Non interest bearing transactions are recorded at net present value using an imputed interest rate of 8%. At December 31, 2007, the face amount of long-term receivables that did not bear interest was $29,980,290 and the discount for imputed interest was $4,023,050. The Organization considers all amounts to be collectible and no provision for doubtful accounts has been established.

(9) INCOME TAXES

The Organization's income tax provision is as follows at December 31:

Current provision		
Federal	$	-
Foreign		35,527
State		4,175
		39,702
Deferred income taxes		
Federal		-
Foreign		-
State		-
		-
Total provision	$	39,702

The state tax provisions would differ from that calculated using a statutory rate due primarily to differences between placement fees calculated for financial statement and tax return purposes. However, deferred taxes have not been recorded because the amount was deemed immaterial for financial statement purposes. See Note 2 (c).

(10) CASH FLOW INFORMATION

The Organization paid $22,141 during the year ended December 31, 2007 for income taxes.

The Organization reduced an interest in an investment entity for $102,163 in return for forgiveness of a note payable due to the Organization.

(11) CORRECTION OF AN ERROR

During the year ended December 31, 2007, the Company discovered income and other adjustments related to its interests in limited partnerships and limited liability companies that was not recorded on its books. The effect of this restatement at December 31, 2006 would have been to increase the interests in limited partnerships and limited liability companies included in other assets on the balance sheet by $8,115,455. Investment income at December 31, 2006 would have been increased by $8,118,111 and distributions and other equity accounts would have decreased by $2,656.

SUPPLEMENTAL INFORMATION

MONUMENT GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

Net Capital:		
Total consolidated equity	$	38,270,395
Deduct equity not allowable for net capital		(37,825,885)
Total stockholders' equity qualified for net capital		444,510
Deduct nonallowable assets:		
Accounts Receivable		146,887
Prepaid expense		3,246
Deduct undue concentration		23,059
Deduct 15% reduction on owned securities		27,467
Net Capital	$	243,851
Aggregate indebtedness	$	29,248
Computation of basic net capital requirement: minimum net capital required 6 2/3 % of total aggregate indebtedness, but not less than $5,000	$	5,000
Excess of net capital over requirement	$	235,851
Ratio: aggregate indebtedness to net capital		11.99%

There are no differences from the above computations and the Company's corresponding amended unaudited Part II-A filing of December 31, 2007.

MONUMENT GROUP, INC.

EXEMPTION UNDER RULE 15c3-3

December 31, 2007

The Company claims exemption under the provision of Rule 15c3-3(k)2(i), since the Company is a broker/dealer engaged in the business of raising funds for private placements.

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS

C & S

COLLARD & SOWIZRAL, P.C.
Certified Public Accountants

Normand P. Collard, CPA, MST
Paul J. Sowizral, CPA, MST

97 Lowell Road, Concord, MA 01742 Tel 978-371-7448, FAX 978-371-0038

Independent Auditors' Report on Internal Accounting Control

Required by SEC Rule 17a-5

The Board of Directors and Stockholders of Monument Group, Inc.

In planning and performing our audit of the financial statements of Monument Group, Inc. (the Company) for the year ended December 31, 2007, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components do not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Caldwell & Lane P.C.

February 25, 2008

END